Form 51-102F4
Business Acquisition Report

Item 1 Identity of Company

1.1        Name and Address of Company

The full corporate name of the Company is Energy Metals Corporation. The head office of the Company is at Suite 1238, 200 Granville Street, Vancouver, British Columbia, V6C 1S4. The registered and records office of the Company is located at Suite 1200, 750 West Pender Street, Vancouver, British Columbia, V6C 2T8.

1.2        Executive Officer

Christine Thomson is the Corporate Secretary of the Company and is knowledgeable about the significant acquisition and the Report and may be contacted by telephone at (604) 684-9007 or by fax at (604) 408-4799.

Item 2 Nature of Business Acquired

2.1        On January 19, 2007, the Company completed the acquisition of High Plains Uranium, Inc. (“HPU”). Details of the acquisition and the business of HPU are disclosed in the HPU Information Circular filed on SEDAR by HPU on December 13, 2006 and subsequently by the Company on April 4, 2007 (the “Information Circular”), and which is incorporated herein by reference. SEDAR filings can be viewed at www.sedar.com.

2.2        Date of Acquisition

The date of acquisition used for accounting purposes was January 19, 2007.

2.3        Consideration

For accounting purposes, the consideration paid for the shares of HPU was recorded by the Company at $46,464,051 and was paid by the issuance of 8,749,767 shares of the Company. For accounting purposes, the consideration paid by the Company for the acquisition of the HPU options and warrants was recorded at $3,989,731, and was paid by the issuances of 379,319 options and 500,000 warrants.

2.4        Effect on Financial Position

The Company intends to explore and further develop the resource properties acquired pursuant to its acquisition of HPU. Details of the Company’s proposed exploration and development programs are disclosed in the Information Circular and other continuous disclosure filings of the Company available at www.sedar.com.

2.5        Prior Valuations

No valuation opinion has been obtained within the last 12 months by the Company or HPU, nor was a valuation opinion required by securities legislation or a Canadian exchange or market to support the consideration paid by the Company for HPU.

2.6        Parties to Transaction

The transaction pursuant to which the Company acquired HPU was not with an informed person, associate or affiliate of the Corporation.

2.7        Date of Report

April 4, 2007

Item 3 Financial Statements

The following financial statements are included with the Business Acquisition Report:

1.	audited consolidated financial statements of High Plains Uranium, Inc. for the year ended March 31, 2006 and period from incorporation on April 6, 2004 to March 31, 2005;

2.	unaudited interim consolidated financial statements of High Plains Uranium, Inc. for the six months ended September 30, 2006 and September 30, 2005; and

3.	pro forma consolidated financial statements of the Company as at September 30, 2006.

The Company’s auditors have not given their consent to include their audit reports in this Business Acquisition Report.

KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of High Plains Uranium, Inc. (a development stage entity) as at March 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the year ended March 31, 2006 and period from incorporation on April 6, 2004 to March 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2006 and 2005 and the results of its operations and its cash flows for the year ended March 31, 2006 and period from incorporation on April 6, 2004 to March 31, 2005 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Toronto, Canada

June 9, 2006

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

HIGH PLAINS URANIUM, INC.
(A DEVELOPMENT STAGE ENTITY)

Consolidated Balance Sheets
(Expressed in U.S. dollars)

March 31, 2006 and 2005

	2006	2005
Assets		
Current assets:		
Cash and cash equivalents	$ 4,549,786	$ 510,486
Cash in trust	–	6,344,110
Marketable securities (market value - $2,136,670; 2005 - $205,000)	2,088,004	197,868
Accounts receivable	47,118	–
Prepaid expenses	992	17,100
	6,685,900	7,069,564
Due from Sundance Diamonds Corporation (note 3)	27,438	27,438
Mineral properties and deferred exploration costs (note 4)	3,472,279	672,197
Reclamation deposits (note 5)	160,591	–
Deferred share issuance and financing costs (note 6)	–	157,146
Capital assets (note 7)	119,295	22,196
	$ 10,465,503	$ 7,948,541
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 346,762	$ 477,056
Convertible notes (note 8)	–	190,706
	346,762	667,762
Provision for reclamation liabilities (note 5)	167,200	160,000
Shareholders' equity:		
Capital stock (note 9(a))	11,204,446	866,535
Warrants (note 9(b))	2,036,847	554,918
Special warrants (note 9(c))	–	6,351,402
Stock options (note 9(d))	653,101	75,800
Contributed surplus	24,600	–
Equity component of convertible notes (note 8)	–	24,600
Warrants to be issued (note 9(c))	–	217,500
Deficit	(3,967,453)	(969,976)
	9,951,541	7,120,779
Going concern (note 1)		
Commitments and contingencies (notes 4, 5 and 10)		
	$ 10,465,503	$ 7,948,541

See accompanying notes to consolidated financial statements.

On behalf of the Board:

"Thomas H. Parker" Director "James A. Knox" Director

1

HIGH PLAINS URANIUM, INC.
(A DEVELOPMENT STAGE ENTITY)

	2006	2005
Revenue:		
Interest	$ 184,456	$ –
Expenses:		
Consulting	689,525	600,569
Payroll and payroll burden	516,809	–
Stock option compensation (note 9(d))	577,301	75,800
General and administration	802,467	145,743
Professional fees	421,863	54,674
Interest	17,049	36,074
Write-down of marketable securities	138,310	22,047
Accretion of convertible notes (note 8)	9,294	15,306
Accretion of reclamation (note 5)	7,200	–
Amortization	12,405	2,454
	3,192,223	952,667
Loss from operations	(3,007,767)	(952,667)
Dividend income	1,008	38
Gain (loss) on marketable securities	9,282	(17,347)
Loss for the period	(2,997,477)	(969,976)
Deficit, beginning of period	(969,976)	–
Deficit, end of period	$ (3,967,453)	$ (969,976)
Weighted average number of common shares outstanding	27,826,445	7,548,497
Loss per share:		
Basic and diluted	$ (0.11)	$ (0.13)

See accompanying notes to consolidated financial statements.

2

HIGH PLAINS URANIUM, INC.
(A DEVELOPMENT STAGE ENTITY)

		2006		2005
Cash provided by (used in):				
Operating activities:				
Loss for the period	$	(2,997,477)	$	(969,976)
Items not involving cash:				
Capital stock issued for services rendered		–		166,858
Amortization of deferred financing costs		16,667		33,333
Amortization of capital assets		12,405		2,454
Accretion of convertible notes		9,294		15,306
Accretion of provision for reclamation liabilities		7,200		–
Stock option compensation		577,301		75,800
Write-down of marketable securities		138,310		22,047
Loss (gain) on marketable securities		(9,282)		17,347
Change in non-cash operating working capital:				
Accounts receivable		(47,118)		–
Prepaid expenses		16,108		(17,100)
Accounts payable and accrued liabilities		(116,382)		413,826
		(2,392,974)		(240,105)
Financing activities:				
Issuance (repayment) of convertible notes		(200,000)		217,500
Deferred share issuance and financing costs		–		(140,479)
Cash in trust		6,344,110		(6,344,110)
Issuance of convertible notes		–		200,000
Net proceeds from issuance of capital stock and special warrants		5,351,417		7,281,247
		11,495,527		1,214,158
Investing activities:				
Marketable securities		(2,042,276)		(78,251)
Reclamation deposits		(160,591)		–
Proceeds on marketable securities		63,112		115,739
Purchase of capital assets		(109,504)		(24,650)
Note receivable		–		(27,438)
Expenditures on mineral properties		(2,813,994)		(448,967)
		(5,063,253)		(463,567)
Increase in cash and cash equivalents		4,039,300		510,486
Cash and cash equivalents, beginning of period		510,486		–
Cash and cash equivalents, end of period	$	4,549,786	$	510,486
Supplemental cash flow information:				
Interest paid	$	17,049	$	36,074
Supplemental disclosures relating to non-cash financing and investing activities:				
Marketable securities acquired for common shares		40,000		274,750
Capital stock issued on issuance of convertible notes		–		50,000
Provision for reclamation and unpaid amounts included in mineral properties and deferred exploration costs		49,318		223,230

See accompanying notes to consolidated financial statements.

3

HIGH PLAINS URANIUM, INC.
(A DEVELOPMENT STAGE ENTITY)

1. Nature of operations and going concern:

High Plains Uranium, Inc. (the "Company") was incorporated on February 8, 2005 in the Province of New Brunswick. On March 9, 2005, the Company acquired High Plains Uranium, Inc. (Idaho) (the "Subsidiary") in a share-for-share exchange agreement as part of a corporate reorganization of companies under common control. The Subsidiary was incorporated on April 6, 2004 in the State of Idaho and began operations in July 2004. The sole purpose of the corporate reorganization was to redomicile the Company from the United States to Canada. Subsequent to the reorganization, the equity interest holders of the Company were exactly the same as the equity interest holder of the Subsidiary prior to the reorganization and the Subsidiary became a wholly owned subsidiary of the Company. The corporate reorganization of the Company and the Subsidiary has been accounted for using the continuity-of-interests method and, accordingly, the accounts of the consolidated companies prior to the corporate reorganization have been included in these consolidated financial statements at their historical amounts.

2. Significant accounting policies:

(a) Basis of presentation:

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.

These consolidated financial statements include the accounts of the Company and its Subsidiary. All significant intercompany accounts and transactions have been eliminated on consolidation.

4

HIGH PLAINS URANIUM, INC.
(A DEVELOPMENT STAGE ENTITY)

2. Significant accounting policies (continued):

(b) Foreign currency translation:

The Company's functional currency is the U.S. dollar. The Company's transactions and integrated operations denominated in foreign currencies are translated into U.S. dollars as follows: monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet dates; non-monetary assets and liabilities are translated at rates prevailing at the respective transaction dates; revenue and expenses are translated at average rates prevailing during the periods; and translation gains and losses for the periods are reflected in the consolidated statements of operations and deficit.

(c) Mineral properties:

The Company considers its exploration costs to have the characteristics of capital assets. As such, the Company defers all exploration costs, including acquisition costs, exploration and development costs relating to specific properties, until those properties are brought into production, at which time, they will be amortized on a unit-of-production basis based on proven and probable reserves or until the properties are abandoned, sold or considered to be impaired in value, at which time, an appropriate charge will be made.

The recoverability of the amounts shown for mineral properties is dependent on the existence of economically recoverable reserves, the ability to obtain financing to complete the development of such reserves and meet its obligations under various agreements and the success of future operations or dispositions. The Company has not yet determined whether its resource properties contain economically recoverable reserves.

5

HIGH PLAINS URANIUM, INC.
(A DEVELOPMENT STAGE ENTITY)

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2. Significant accounting policies (continued):

(d) Asset retirement obligations:

The Company recognizes the fair value of future asset retirement obligations as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development and/or normal use of the assets. The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of the asset. The fair value of the asset retirement obligations is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at a credit-adjusted risk-free interest rate. Subsequent to the initial measurement, the asset retirement obligations are adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. Changes in the obligations due to the passage of time are recognized in income as an operating expense using the interest method. Changes in the obligations due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the long-lived assets that are depreciated over the remaining life of the asset.

(e) Cash and cash equivalents:

Cash and short-term investments with a remaining maturity of three months or less at the time of purchase are classified as cash and cash equivalents.

(f) Investments:

Investments in marketable securities are carried at the lower of cost and market value. The Company uses the average cost method to determine the gain or loss on marketable securities based upon the accumulated cost basis of specific investment accounts.

6

HIGH PLAINS URANIUM, INC.
(A DEVELOPMENT STAGE ENTITY)

2. Significant accounting policies (continued):

(g) Capital assets:

Capital assets are stated at cost. Amortization is provided using the straight-line method over the estimated useful lives of the assets as follows:

Office equipment	5 years
Field equipment	5 years
Vehicles	5 years

(h) Income taxes:

The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases reduced by a valuation allowance to reflect the recoverability of any future income tax asset. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on the future tax assets and liabilities of a change in tax rates is recognized in income in the period that enactment or substantive enactment occurs.

(i) Loss per share:

Basic loss per share is computed by dividing loss available to common shareholders by the weighted average number of common shares outstanding during the period. The treasury stock method is used to calculate diluted loss per share. Diluted loss per share is similar to basic loss per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding, assuming the convertible notes were converted and that options and warrants with an average market price for the period greater than their exercise price are exercised and the proceeds used to repurchase common shares.

7

HIGH PLAINS URANIUM, INC.
(A DEVELOPMENT STAGE ENTITY)

2. Significant accounting policies (continued):

The determination of weighted average number of common shares outstanding for the calculation of diluted loss per common share does not include the effect of outstanding options, warrants and convertible notes since they are anti-dilutive.

(j) Stock option compensation:

The Company accounts for stock option payments using the fair value method. Under the fair value method, stock-based payments are measured at the fair value of equity instruments determined using the Black-Scholes option pricing model and are amortized over the vesting period. The offset to the recorded cost is shareholders' equity.

(k) Financial instruments:

The carrying values of cash and cash equivalents, cash in trust, marketable securities, accounts receivable, accounts payable and accrued liabilities and convertible notes approximate fair values due to the relatively short-term maturity of these financial instruments.

(l) Impairment of long-lived assets:

Long-lived assets, including capital assets and mineral properties and deferred exploration costs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(m) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

8

HIGH PLAINS URANIUM, INC.
(A DEVELOPMENT STAGE ENTITY)

3. Due from Sundance Diamonds Corporation:

During the period ended March 31, 2005, Sundance Diamonds Corporation ("Sundance"), a company with a director in common with the Company, was advanced $27,438, for which a note receivable was received in return. The Company is currently in the process of converting the loan into 143,830 shares of Sundance.

4. Mineral properties and deferred exploration costs:

2006	Opening balance	Acquisition costs	Exploration costs	Total
Arizona	$ –	$ 110,721	$ –	$ 110,721
Texas:				
Swinney Switch (a)	160,000	122,893	324,813	607,706
Cadena Project (b)	–	359,087	–	359,087
Other	–	277,450	34,539	311,989
Wyoming:				
Allemand-Ross (c)	302,677	299,932	238,346	840,955
North Platte (d)	87,463	175,177	14,463	277,103
Red Desert (e)	44,262	211,541	2,758	258,561
Other	77,795	374,154	254,208	706,157
	$ 672,197	$ 1,930,955	$ 869,127	$ 3,472,279

2005	Acquisition costs	Exploration costs	Total
Texas:			
Swinney Switch (a)	$ 160,000	$ –	$ 160,000
Wyoming:			
Allemand-Ross (c)	89,910	212,767	302,677
North Platte (d)	36,020	51,443	87,463
Red Desert (e)	–	44,262	44,262
Other	26,424	51,371	77,795
	$ 312,354	$ 359,843	$ 672,197

9

HIGH PLAINS URANIUM, INC.
(A DEVELOPMENT STAGE ENTITY)

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4. Mineral properties and deferred exploration costs (continued):

(a) Swinney Switch - Live Oak County, Texas:

The Company entered into several uranium mining lease agreements for Swinney Switch with identical terms. The terms of the lease agreements are as follows:

(i) the Company is responsible for annual rental payments in the amount of $10 per acre per year;

(ii) each lease is for a total of five years ending in 2010 and can be extended so long thereafter as uranium is produced from the property;

(iii) upon renewal, the annual rental for the next year becomes $50 per acre. Thereafter, it reverts to $10 per acre per year until the tenth year from inception;

(iv) upon production of uranium, the Company will pay royalties on a sliding scale according to the fair market value of yellowcake;

(v) the Company is also responsible for annual surface damage payments of $70 per exploratory drill hole and $60 per well drill hole; and

(vi) the Company has the right at any time (or after default) to release and surrender to the lessor all rights, title and interest of the leased premises or any part thereof without penalties.

The Company does not have uranium or other mineral leases from all the mineral owners in respect of the property. The surface and mineral estates in these lands were severed prior to June 8, 1983 in instruments that do not specify who the owner of these lands or mineral rights is. Therefore, ownership of uranium must be determined by factual determination depending mainly on whether in-situ mining of uranium deposits below 200 feet from the surface would consume, deplete or destroy the surface. The outcome of the factual determinations described above may affect the Company's ownership of uranium in respect of this property area.

10

HIGH PLAINS URANIUM, INC.
(A DEVELOPMENT STAGE ENTITY)

4. Mineral properties and deferred exploration costs (continued):

(b) Cadena Project - Duval County, Texas:

The Company entered into several uranium mining lease agreements with identical terms. The terms of the lease agreements are as follows:

(i) the Company is responsible for annual rental payments in the amount of $10 per acre per year;

(ii) each lease is for a total of five years ending in 2010 and can be extended so long thereafter as uranium is produced from the property;

(iii) upon production of uranium, the Company will pay royalties on a sliding scale according to the fair market value of yellowcake;

(iv) the Company is also responsible for annual surface damage payments of $70 per exploratory drill hole and $60 per well drill hole; and

(v) the Company has the right at any time (or after default) to release and surrender to the lessor all rights, title and interest of the leased premises or any part thereof without penalties.

(c) Allemand-Ross - Converse County, Wyoming:

The Company signed several agreements relating to the Sand Draw property and the Bear Creek property. The terms of the lease agreements are as follows:

(i) there is an initial term of five years ending in 2010, and each agreement can be renewed for three successive terms of five years each;

(ii) the agreements can be renewed for a second term of five years by paying a bonus in the sum of $75 per acre of mineral lands and a third term and fourth term of five years by paying a bonus in the sum of $100 per acre of mineral lands;

11

HIGH PLAINS URANIUM, INC.
(A DEVELOPMENT STAGE ENTITY)

4. Mineral properties and deferred exploration costs (continued):

(iii) the same renewal sums are payable if the agreements also relate to surface lands;

(iv) the Ogalla Agreement relating to part of the Sand Draw property and the agreement relating to the Bear Creek property both continue after the expiry of the 20-year term, so long as mining, development, processing or reclamation is being conducted on land covered by such agreements continuously;

(v) an immediate payment of $30 per acre was paid on execution of each agreement;

(vi) upon production of uranium, the Company will pay royalties on a sliding scale according to the fair market value of yellowcake; and

(vii) in addition to annual surface damage payment for lands under development, the Company must also make a series of damage payments for its activities, including developing the area, surveying, exploring and delineation drilling, and installing monitor wells, pipelines and power lines and roads utilized for surface land operations.

(d) North Platte - Converse County, Wyoming:

The Company signed a five-year option to purchase 13 uranium mining claims on October 30, 2004. The payment structure and terms of the option agreement are as follows:

(i) $15,000 (paid) on or before October 30, 2005; $20,000 on or before October 30, 2006; $25,000 on or before October 30, 2007 and $30,000 on or before October 30, 2008;

(ii) $650,000 purchase price for the claims purchased prior to October 30, 2006 or $750,000 if paid after this date;

(iii) if the Company exercises its option to purchase the claims, the Company will then make 2.667% yellowcake royalty payments to the lessor payable every 30 days based on the selling price; and

(iv) the Company will make annual maintenance payments in the amount of $125 per mining claim to the federal government.

12

HIGH PLAINS URANIUM, INC.
(A DEVELOPMENT STAGE ENTITY)

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4. Mineral properties and deferred exploration costs (continued):

The Company signed a 10-year surface use, exploration and development agreement on December 7, 2004. The terms are as follows:

(i) a yearly rental of $4 per acre is paid by the Company;

(ii) royalty payments of $0.50 per pound of contained yellowcake or 2.5% of the value of the product when sold, whichever is greater, will be paid to the surface owners on a quarterly basis; and

(iii) the Company is responsible for annual damages caused by exploration and production in the amount of the greater of 150% of the value of land or $300 per acre.

The Company signed several agreements relating to the Bernard property. The terms of the lease agreements are as follows:

(i) there is an initial term of five years ending in 2011 and each agreement can be renewed for three successive terms of five years each;

(ii) the agreements can be renewed for a second term of five years by paying a bonus in the sum of $75 per acre of mineral lands; and a third term and fourth term of five years by paying a bonus in the sum of $100 per acre of mineral lands;

(iii) the same renewal sums are payable if the agreements also relate to surface lands;

(iv) the Bernard Agreement relating to part of the North Plate area continues after the expiry of the 20-year term, so long as mining, development, processing or reclamation is being conducted on land covered by such agreements continuously;

(v) an immediate payment of $30 per acre was paid on execution of each agreement; and

(vi) upon production of uranium, the Company will pay royalties on a sliding scale according to the fair market value of yellowcake; and in addition to annual surface damage payment for lands under development, the Company must also make a series of damage payments for its activities including developing the area, surveying, exploring and delineation drilling and installing.

13

HIGH PLAINS URANIUM, INC.
(A DEVELOPMENT STAGE ENTITY)

4. Mineral properties and deferred exploration costs (continued):

(e) Red Desert - Sweetwater and Fremont Counties, Wyoming:

The Company holds nine claim groups in the Red Desert area. The yearly financial commitments are $125 per claim to hold the federal mining claims.

The Company does not have uranium or other mineral leases from all the mineral owners in respect of the property. The surface and mineral estates in these lands were severed prior to June 8, 1983 in instruments that do not specify who the owners of these lands or mineral rights are. Therefore, ownership of uranium must be determined by factual determination depending mainly on whether in-situ mining of uranium deposits below 200 feet from the surface would consume, deplete or destroy the surface. The outcome of the factual determinations described above may affect the Company's ownership of uranium in respect of this property area.

5. Reclamation liabilities obligation:

The amount in reclamation deposits represents the Company's interest in U.S. bond deposits, which are held for the benefit of the States of Texas and Wyoming until released or applied to reclamation costs which may arise in the future. Interest earned is paid to the Company. During the period ended June 30, 2005, a deposit of $160,000 was made in respect of the Allemand-Ross project. A corresponding reclamation provision of $160,000 was recorded as an estimate of any potential future reclamation costs. The reclamation provision is an estimate and, therefore, the provision is subject to changes in regulatory requirements and other external factors.

The amount of accretion expense for 2006 is $7,200.

6. Deferred share issuance and financing costs:

Deferred share issuance costs represented costs incurred in connection with the initial public offering (the "IPO") and consist of professional, agency and listing fees. Upon completion of the IPO, these costs were offset against the proceeds raised.

14

HIGH PLAINS URANIUM, INC.
(A DEVELOPMENT STAGE ENTITY)

7. Capital assets:

2006	Cost	Accumulated amortization	Net book value
Office equipment	$ 39,905	$ 4,099	$ 35,806
Field equipment	3,230	485	2,745
Vehicles	91,019	10,275	80,744
	$ 134,154	$ 14,859	$ 119,295

2005	Cost	Accumulated amortization	Net book value
Office equipment	$ 4,158	$ 65	$ 4,093
Vehicles	20,492	2,389	18,103
	$ 24,650	$ 2,454	$ 22,196

8. Convertible notes:

On February 3, 2005, the Company issued convertible notes in the amount of $200,000. Included in the amount of convertible notes was $85,000 issued to certain directors and officers of the Company. The convertible notes, which had a maturity of 90 days from issuance, bore interest at 8% per annum and were convertible into common shares of the Company at the option of the holder, at any time prior to their maturity, at a conversion price of $0.45 per common share or, if they were converted at the maturity date, at a conversion price of $0.50 per common share. In addition to the interest to be paid on the loans, the holders of the convertible notes also received one-half of one common share for each dollar of principal amount of the notes provided. The value of the 100,000 common shares issued ($50,000 or $0.50 per common share), in consideration for the issuance of the convertible notes, has been reflected as common shares and deferred financing costs on the consolidated balance sheets. The deferred financing costs were amortized over the original term of the convertible notes, with $16,667 being recorded in the consolidated statements of operations for the year ended March 31, 2006 and $33,333 for the period ended March 31, 2005.

15

HIGH PLAINS URANIUM, INC.
(A DEVELOPMENT STAGE ENTITY)

8. Convertible notes (continued):

Upon issuance of the convertible notes, the net proceeds received were allocated between the liability and equity components of the convertible notes. The value of the equity component of $24,600 was determined using the Black-Scholes pricing model, with the difference allocated to the convertible notes. The difference between the face value of the convertible notes and the amount allocated for accounting purposes was accreted over the original term of the convertible notes. The Company recorded accretion expense of $9,294 for the year ended March 31, 2006 and $15,306 for the period ended March 31, 2005.

The convertible notes were repaid in full on April 18, 2005.

9. Shareholders' equity:

(a) Capital stock:

Issued and outstanding:

	Number	Amount
Common shares issued in connection with:		
Private placement	4,698,325	$ 846,957
Share subscription receivable	(200,000)	(50,000)
Services rendered	7,651,432	166,858
Issued in connection with the issuance of convertible notes (note 8)	100,000	50,000
Warrant valuation	–	(147,280)
Balance, March 31, 2005	12,249,757	866,535
Common shares issued in connection with:		
Private placement	200,000	50,000
Conversion of special warrants (note 9(c))	28,393,800	9,560,176
Initial public offering	5,000,000	1,327,735
Warrant valuation (note 9(b))	–	(600,000)
Balance, March 31, 2006	45,843,557	$ 11,204,446

16

HIGH PLAINS URANIUM, INC.
(A DEVELOPMENT STAGE ENTITY)

9. **Shareholders' equity (continued):**

(b) Warrants:

Grant date	Number of warrants	Weighted average price	Amount	Expiry
September 13, 2004	3,030,000[1]	$ 0.25	$ 109,080	September 13, 2009
February 1, 2005	100,000	0.50	38,200	February 1, 2010
Broker warrants	1,504,200	0.50	407,638	March 11, 2007
Balance, March 31, 2005	4,634,200	0.34	554,918	
Broker warrants	483,000	0.50	130,893	May 26, 2007
Broker warrants	350,000	0.50	94,850	September 1, 2007
Broker warrants (20% penalty)	467,440	0.50	104,936	September 1, 2007
Broker warrants	1,250,000	1.00	551,250	December 15, 2007
Warrants in connection with IPO issue	2,500,000	Cdn 1.50	600,000	December 15, 2006
Balance, March 31, 2006	9,684,640	0.72	$ 2,036,847	

[1] These warrants contain a cashless exercise feature such that on exercise the holder may receive a certain number of common shares equal in market value to the difference between the market value of the common shares issuable upon such exercise of such warrant and the total cash exercise price of that part of the warrant being exercised.

During the year ended March 31, 2006:

The Company issued broker warrants to the agent in connection with the private placements of special warrants (note 9(c)). As the IPO did not close by September 7, 2005, the broker warrants were subject to a 20% penalty. The 20% penalty on the broker warrants issued on March 11, May 26 and September 1, 2005 amounted to 467,440 warrants (2,337,200 broker warrants prior to the 20% penalty).

On December 15, 2005, as part of the IPO, the Company granted 1,250,000 warrants to the agent. Each warrant entitles the agent to purchase, until December 15, 2007, one common share at a purchase price of $1.00.

17

HIGH PLAINS URANIUM, INC.
(A DEVELOPMENT STAGE ENTITY)

9. Shareholders' equity (continued):

On December 15, 2005, as part of the IPO, the Company also granted 2,500,000 warrants to the purchasers of the IPO. Each warrant entitles the holder to purchase, until December 15, 2006, one common share at a purchase price of Cdn. $1.50.

The fair value of the broker warrants was determined using the Black-Scholes option pricing model using the following assumptions:

Expected life for May 26, 2005, September 1, 2005 and December 15, 2005, 1,250,000 warrants	2 years
Expected life for December 15, 2005, 2,500,000 warrants	1 year
Expected volatility	100%
Expected dividend yield	–
Weighted average risk-free interest rate	4.5%

The fair value of the share purchase warrants issued on September 13, 2004 and February 1, 2005 with a total fair value of $147,280 was determined using the Black-Scholes option pricing model using the following assumptions: risk-free rate of return of 4.5%, volatility of 100%, term of 4.5 years and no dividends.

The Company issued broker warrants to the agent related to the private placements of the special warrants (note 9(c)). Each broker warrant entitled the agent to acquire a compensation warrant for no additional consideration at any time prior to the expiry date. Each compensation warrant entitled the agent on exercise to purchase common shares and was deemed exercised into 1.20 common shares upon completion of the Company's IPO at a price of $0.50 per common share. The fair value of the broker warrants of $407,638 (granted on March 11, 2005) was determined using the Black-Scholes option pricing model using the following assumptions: risk-free rate of return of 4.5%, volatility of 100%, term of 4.5 years and no dividends.

18

HIGH PLAINS URANIUM, INC.
(A DEVELOPMENT STAGE ENTITY)

9. Shareholders' equity (continued):

(c) Special warrants:

As at March 31, 2006, the Company had the following special warrants outstanding:

	Number	Amount
March 11, 2005	15,042,000	$ 6,351,402
Balance, March 31, 2005	15,042,000	6,351,402
May 26, 2005	5,000,000	2,150,060
September 1, 2005	3,619,500	1,714,900
Broker warrant costs	–	(656,186)
Conversion to common shares	(23,661,500)	(9,560,176)
Balance, March 31, 2006	–	$ –

On May 26, 2005, the Company closed the second tranche of the special warrant financing and issued 5,000,000 special warrants at a purchase price of $0.50 per special warrant. As at March 31, 2005, the Company received $217,500 in advance from certain participants of this financing.

(d) Stock options:

19

HIGH PLAINS URANIUM, INC.
(A DEVELOPMENT STAGE ENTITY)

9. Shareholders' equity (continued):

A summary of the changes in the outstanding stock options is as follows:

	2006		2005	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance, beginning of period	200,000	$ 0.25	–	$ –
Granted	3,000,000	0.57	200,000	0.25
Balance, end of period	3,200,000	0.55	200,000	0.25

As at March 31, 2006, the following options are exercisable:

Grant date	Expiry date	Exercise price	Total options granted	Number of options exercisable
January 19, 2005	January 19, 2008	$ 0.25	200,000	200,000
May 20, 2005	May 20, 2010	0.50	550,000	166,667
June 24, 2005	June 24, 2010	0.50	250,000	125,000
September 12, 2005	September 12, 2010	0.50	50,000	50,000
March 1, 2006	March 1, 2011	0.59	100,000	33,333
March 21, 2006	March 21, 2011	0.61	1,000,000	400,000
March 22, 2006	March 22, 2011	0.60	1,050,000	350,000
			3,200,000	1,325,000

20

HIGH PLAINS URANIUM, INC.
(A DEVELOPMENT STAGE ENTITY)

9. Shareholders' equity (continued):

Each option is exercisable for one common share of the Company. The fair value of the stock options was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2006	2005
Weighted average expected life	2.78 years	3 years
Expected volatility	100%	100%
Expected dividend yield	–	–
Weighted average risk-free interest rate	4.5%	4.5%
Weighted average grant date fair value per share of options granted	$0.40	$0.40

10. Commitments and contingencies:

The Company has three lease agreements for commercial office space. The Company is committed to payments under operating leases for buildings through 2009 in the amount of approximately $59,583. Annual payments are as follows:

2007	$ 39,462
2008	17,850
2009	2,271

21

HIGH PLAINS URANIUM, INC.
(A DEVELOPMENT STAGE ENTITY)

11. Related party balances and transactions:

(a) For the year ended March 31, 2006:

During 2006, an advance of $42,930 was made to Dotson Exploration, a company with a director in common with the Company and was repaid in full on March 31, 2006.

Included in accounts receivable is an amount of $417 from a manager of the Company.

The Company paid consulting fees to directors and officers of the Company in the amount of $207,188. Also, the Company paid $19,548 for the relocation expenses of a director of the Company, which is included in general and administration costs.

The Company issued 717,500 common shares in exchange for marketable securities in the amount of $274,750 (representing fair market value of the marketable securities on the date of exchange) to certain directors and officers of the Company. Included in accounts payable and accrued liabilities is an amount due to the directors of the Company of $53,766, which is unsecured and payable on demand.

22

HIGH PLAINS URANIUM, INC.
(A DEVELOPMENT STAGE ENTITY)

12. Income taxes:

Income tax expense for the periods ended March 31, 2006 and 2005 differs from the amount that would be computed by applying the combined federal and provincial statutory income tax rate of 36% to loss before income taxes. The reasons for the difference are as follows:

	2006	2005
Expected income tax recovery	$ (1,075,000)	$ (349,000)
Non-deductible stock option expense	208,000	27,000
Other permanent differences	7,000	–
Valuation allowance	860,000	322,000
	$ –	$ –

The tax effects of temporary differences that give rise to significant portions of the future tax assets as at March 31, 2006 and 2005 are as follows:

	2006	2005
Future tax assets:		
Loss carryforwards	$ 1,291,000	$ 264,000
Share issue costs	839,000	34,000
Other	59,000	24,000
	2,189,000	322,000
Valuation allowance	(2,189,000)	(322,000)
Net future tax asset	$ –	$ –

As at March 31, 2006, the Company has non-capital loss carryforwards for Canadian income tax purposes of approximately $921,000 available to reduce taxable income. These losses expire in 2015 and 2016. The Subsidiary has net operating losses for United States income tax purposes of approximately $2,665,000 available to reduce taxable income. These losses expire in 2025 and 2026. No portion of the benefit of the above losses has been recognized in the consolidated financial statements.

23

Interim Consolidated Financial Statements of

HIGH PLAINS URANIUM, INC.
(A DEVELOPMENT STAGE ENTITY)

Six Months Ended September 30, 2006 and 2005
(Unaudited)

HIGH PLAINS URANIUM, INC.
(A DEVELOPMENT STAGE ENTITY)

Interim Consolidated Balance Sheets
(Expressed in U.S. dollars, unless otherwise indicated)

	September,	March 31,
	2006	2006
	(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$7,239,626	$4,549,786
Marketable securities (market value $2,174,600;
March 31, 2006 - $2,136,670) (note 7)	2,072,306	2,088,004
Accounts receivable	65,886	47,118
Prepaid expenses	4,867	992
	9,382,685	6,685,900

Due from Sundance Diamonds Corporation	27,438	27,438

Mineral properties and deferred exploration costs (note 2)	6,148,406	3,472,279

Reclamation deposits	159,607	160,591

Capital assets (note 3)	125,346	119,295

	$15,843,482	$10,465,503

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$856,979	$346,762
Convertible debenture (note 4)	5,256,017	–
	6,112,996	346,762

Provision for reclamation liabilities	170,983	167,200

Shareholders' equity:
Capital stock (note 5(a))	11,350,334	11,204,446
Warrants (note 5(b))	1,927,467	2,036,847
Stock options (note 5(c))	973,320	653,101
Contributed surplus	51,242	24,600
Convertible option (note 4)	2,047,312	–
Deficit	(6,790,172)	(3,967,453)
	9,559,503	9,951,541

Going concern (note 1)
Subsequent events (note 8)
	$15,843,482	$10,465,503

See accompanying notes to interim consolidated financial statements.

HIGH PLAINS URANIUM, INC.
(A DEVELOPMENT STAGE ENTITY)

Interim Consolidated Statements of Operations and Deficit
(Expressed in U.S. dollars, unless otherwise indicated)
(Unaudited)

	Three months			Six months
		ended			ended
	September 30,			September 30,
	2006	2005		2006	2005
Revenue:
Interest income	$27,309	$51,700 $		71,486	$66,080

Expenses:
Consulting	427,149	65,181		564,289	434,310
Payroll and payroll burden	219,011	110,456		442,151	143,671
Stock option compensation	237,883	46,808		346,861	174,408
General and administration	202,488	38,131		414,238	222,888
Professional fees	625,811	–		893,334	226,281
Interest	23,615	–		23,615	17,042
Write-down of marketable securities	12,774	39,562		13,726	112,562
Accretion of convertible debentures	150,212	–		150,212	9,294
Accretion of asset retirement obligation	1,902	–		3,783	–
Amortization	6,764	2,255		13,528	3,490

Loss from operations	(1,880,300)	(250,599)		(2,794,251)	(1,277,866)

Dividend income	635	90		1,205	137

Foreign exchange loss	(29,117)	–		(29,117)	–

Loss on disposal of assets	(1,543)	–		(1,543)	–

Gain/(loss) on sale of investments	478	(47)		987	(47)

Loss for the period	(1,909,847)	(250,556)		(2,822,719)	(1,277,776)

Deficit, beginning of period	(4,880,325)	(1,997,196)		(3,967,453)	(969,976)

Deficit, end of period	$(6,790,172)	$(2,247,752)		$(6,790,172)	$(2,247,752)

Weighted average number of common
shares outstanding	46,703,049	12,449,757		46,302,965	12,449,757

Loss per share:
Basic and diluted	$(0.04)	$(0.02	) $	(0.06)	$(0.10)

See accompanying notes to interim consolidated financial statements.

HIGH PLAINS URANIUM, INC
(A DEVELOPMENT STAGE ENTITY)

Interim Consolidated Statements of Cash Flows
(Expressed in U.S. dollars, unless otherwise indicated)
(Unaudited)

	Three months		Six months
		ended	ended
	September 30,		September 30,
	2006	2005	2006	2005

Cash provided by (used in):
Operating activities:
Loss for the period	$(1,909,847)	$(250,556)	$(2,822,719)	$(1,277,776)
Items not involving cash:
Amortization of deferred financing costs	–	–	–	16,667
Amortization	6,764	2,255	13,528	3,490
Accretion of debentures	150,212	–	150,212	9,294
Accretion of reclamation	1,902	–	3,783	–
Stock option compensation	237,883	46,808	346,861	174,408
Write-down of marketable securities	12,774	39,562	13,726	112,562
Loss on disposal of assets	1,543	–	1,543	–
Foreign exchange (gain)/loss	(56,039)	–	(56,039)	–
Loss on sale of investments	–	47	–	47
Change in non-cash operating working capital:
Accounts receivable	(41,241)	–	(18,768)	–
Prepaid expenses	(2,000)	4,000	(3,875)	9,008
Accounts payable and accrued liabilities	414,351	(3,265)	336,083	20,822
	(1,183,698)	(161,149)	(2,035,665)	(931,478)
Financing activities:
Warrants to be issued	–	(1,500,000)	–	–
Convertible debentures	7,209,156	–	7,209,156	(200,000)
Deferred share issuance and financing costs	–	(1,407,130)	–	(1,717,297)
Cash in trust	–	–	–	6,344,110
Net proceeds from issuance of capital stock and
special warrants	–	1,984,750	36,508	4,058,203
	7,209,156	(922,380)	7,245,664	8,485,016
Investing activities:
Marketable securities	–	543,228	1,972	(5,494,528)
Reclamation deposits	(693)	(364)	984	(160,364)
Purchase of capital assets	(10,000)	(16,358)	(11,122)	(16,358)
Notes receivable	–	(1,685)	–	(1,685)
Expenditures on mineral properties	(1,940,424)	(836,633)	(2,511,993)	(1,420,466)
	(1,951,117)	(311,812)	(2,520,159)	(7,093,401)

Increase / (Decrease) in cash and cash equivalents	4,074,341	(1,395,341)	2,689,840	460,137
Cash and cash equivalents, beginning of period	3,165,285	2,365,964	4,549,786	510,486

Cash and cash equivalents, end of period	$7,239,626	$970,623	$7,239,626	$970,623

Supplemental cash flow information:
Interest paid	$23,615	$–	$23,615	$17,049
Supplemental disclosures relating to non-cash
financing and investing activities:
Marketable securities acquired for common shares	–	–	–	40,000
Provision for unpaid amounts included
in mineral properties and deferred
exploration costs	213,452	93,204	213,452	146,805

See accompanying notes to interim consolidated financial statements.

HIGH PLAINS URANIUM, INC.
(A DEVELOPMENT STAGE ENTITY)

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise indicated)

Six months ended September 30, 2006 and 2005
(Unaudited)

The unaudited interim consolidated financial statements have been prepared by High Plains Uranium, Inc. (the “Company”) in accordance with Canadian generally accepted accounting principles (“GAAP”). The preparation of the financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The unaudited interim consolidated financial statements, in the opinion of management, contain all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial information for such unaudited periods. These interim consolidated financial statements do not include all disclosures required by GAAP for annual financial statements and should be read in conjunction with our most recently prepared annual financial statements for the year ended March 31, 2006.

1.	Nature of operations:

The Company is engaged in the acquisition, exploration and development of uranium properties using the in-situ leaching process. To date, the Company has not earned significant revenue and is considered to be in the development stage. The Company has currently leased or otherwise acquired, properties in the United States of America in the states of Wyoming and Texas, but could explore further opportunities in the United States, Canada and other foreign countries. The ability of the Company to carry out its business plan rests with its ability to secure equity and other financing.

2.	Mineral properties and deferred exploration costs:

The mineral properties are recorded at cost and are comprised as follows:

	Opening	Acquisition	Exploration
September 30, 2006 (unaudited)	balance	costs	costs	Total

Arizona	$110,721	49,184	450	$160,355
Texas:
Swinney Switch	607,706	7,399	120	615,225
Cadena Project	359,087	136,147	151,505	646,739
Other	311,989	152,904	7,761	472,654
Wyoming:
Allemand-Ross	840,955	292,686	616,670	1,750,311
North Platte	277,103	1,062,257	1,371	1,340,731
Red Desert	258,561	70,358	–	328,919
Other	706,157	100,821	26,494	833,472
	$3,472,279	1,871,756	804,371	$6,148,406

HIGH PLAINS URANIUM, INC.
(A DEVELOPMENT STAGE ENTITY)

Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars, unless otherwise indicated)

Six months ended September 30, 2006 and 2005
(Unaudited)

3.	Capital assets:

		Accumulated	Net book
September 30, 2006 (unaudited)	Cost	amortization	value

Office equipment	$37,701	$7,429	$30,272
Field equipment	23,230	808	2,422
Vehicles	92,140	19,489	72,651
	$153,071	$27,726	$125,346

4.	Convertible debenture:

On September 6, 2006, the Company issued a convertible debenture in the amount of C$8,000,000. The convertible debenture matures on September 6, 2009 and bears interest at the rate of 5% per annum for the first six month period and at a floating rate of prime plus 3% thereafter. The holders of the debentures have the ability to convert the entire amount outstanding into common shares of the Company at any time on or after March 6, 2007 or when there is a change in control of the Company at a conversion rate of $0.93 per common share. The holders of the debentures also have the ability to redeem for cash the convertible debentures at their face value any time on or after September 6, 2007.

Upon issuance of the convertible debentures, the net proceeds received were allocated between the liability and equity components of the convertible debenture. The value of the equity component of $2,047,312 was determined using the Black-Scholes pricing model, with the difference allocated to the convertible debenture. The difference between the face value of the convertible debenture and the amount allocated for accounting purposes is being accreted using an effective interest method to the earliest date that the holder can require the redemption of the convertible debentures, being September 6, 2007. The Company recorded accretion expense of $150,212 for the period from September 6, 2006 to September 30, 2006.

5.	Shareholders' equity:

(a)	Capital stock:

Authorized:

Unlimited Class A preferred shares Unlimited Class B preferred shares Unlimited common shares

Issued and outstanding:

	Number	Amount

Balance, March 31, 2005	12,249,757	$866,535
Common shares issued in connection with:
Share subscription	200,000	50,000

Balance, September 30, 2005	12,449,757	916,535
Common shares issued in connection with:
Conversion of special warrants	28,393,800	9,560,176
Initial public offering	5,000,000	1,327,735
Warrant valuation (note 5(b))	–	(600,000)

Balance, March 31, 2006	45,843,557	11,204,446
Exercise of options (note 5(c))	58,334	34,833
Exercise of warrants (note 5(b))	2,209,664	111,055
Balance, September 30, 2006	48,111,555	$11,350,334

5.	Shareholders' equity (continued):

	(b)	Warrants:

At September 30, 2006, the Company had the following share purchase warrants outstanding, each exercisable into one common share:

		Weighted
	Number of	average
Grant date	warrants	price	Amount	Expiry

Balance, March 31, 2005	4,634,200	0.34	554,918
Broker warrants	483,000	0.50	130,893	May 26, 2007

Balance, June 30, 2005	5,117,200	0.35	685,811
Broker warrants	350,000	0.50	94,850	September 1, 2007
Broker warrants (20% penalty)	467,440	0.00	104,936	September 1, 2007
Broker warrants	1,250,000	1.00	551,250	December 15, 2007
Warrants in connection
with IPO issue	2,500,000	Cdn1.50	600,000	December 15, 2006

Balance, March 31, 2006	9,684,640	0.72	2,036,847
Exercise of warrants	(1,250)	Cdn1.50	(300)	December 15, 2006
Exercise of warrants	(3,030,000)	0.25	(109,080)	September 13, 2009

Balance, September 30, 2006	6,653,390	0.89	$ 1,927,467

For the three month period ended September 30, 2006, on an aggregate basis, 3,030,000 warrants were exercised on a cashless basis resulting in the issuance of 2,208,414 common shares.

(c)	Stock options:

Under the Company's long-term incentive plan, the Board of Directors may, at its discretion, grant options to purchase common shares, which are exercisable over a period of a maximum of five years, to directors, officers, employees or consultants of the Company or its affiliates. All options have variable vesting periods ranging from two to three years from date of grant. Stock appreciation rights may also be granted. The maximum number of shares which may be issued under the program shall not exceed 10% of the issued and outstanding shares, subject to adjustments.

5.	Shareholders' equity (continued):

A summary of the changes in the outstanding stock options for the six months ended September 30 and for the year ended March 31, 2006 are as follows:

		Weighted
		average
	Number of	exercise
June 30, 2006	options	price
Balance, March 31, 2006	3,200,000	0.55
Exercised	(58,334)	0.60
Cancelled	(100,000)	0.50
Granted August 1, 2006	50,000	Cdn1.00
Granted September 26, 2006	40,000	Cdn1.25
Granted September 26, 2006	150,000	Cdn1.02

Balance, September 30, 2006	3,281,666	0.58

As at September 30, 2006, the following options are exercisable:

			Total	Number of
		Exercise	options	options
Grant date	Expiry date	price	granted	exercisable
January 19, 2005	January 19, 2008	$ 0.25	200,000	200,000
May 20, 2005	May 20, 2010	0.50	450,000	333,333
June 24, 2005	June 24, 2010	0.50	250,000	250,000
September 12, 2005	September 12, 2010	0.50	50,000	50,000
March 1, 2006	March 1, 2011	0.59	83,333	16,667
March 21, 2006	March 21, 2011	0.61	1,000,000	400,000
March 22, 2006	March 22, 2011	0.60	1,008,333	308,332
August 1, 2006	August 1, 2009	Cdn1.00	50,000	50,000
September 26, 2006	September 26, 2013	Cdn1.25	40,000	40,000
September 26, 2006	September 26, 2011	Cdn1.02	150,000	50,000
			3,281,666	1,698,332

6.	Related party balances and transactions:

	(a)	For the three months ended September 30, 2006:

The Company paid consulting fees to directors and officers of the Company in the amount of $21,510. Included in accounts payable and accrued liabilities is an amount due to the directors of the Company of $20,567, which is unsecured and payable on demand.

6.	Related party balances and transactions (continued):

	(b)	For the three months ended September 30, 2005:

The Company paid consulting fees to directors and officers of the Company in the amount of $7,000.

Included in accounts payable and accrued liabilities is an amount due to the directors of the Company of $27,979, which is unsecured and payable on demand.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7.	Marketable securities:

On July 18, 2006, the Company executed a letter of credit for an increase of $316,541 on the Company’s drilling (reclamation) bond. The amount is being secured by the marketable securities.

8.	Subsequent events:

Subsequent to September 30, 2006, on an aggregate basis, there were 1,000,800 warrants exercised by one party for total consideration of $417,000.

Subsequent to September 30, 2006, on an aggregate basis, there were 250,000 stock options exercised by various parties for total consideration of $140,000.

Subsequent to September 30, 2006, 200,000 options were exercised on a cashless basis resulting in the issuance of 145,235 common shares.

ENERGY METALS CORPORATION

PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

 (Unaudited – See Compilation Report)

SEPTEMBER 30, 2006

DAVIDSON & COMPANY LLP		A Partnership of Incorporated Professionals
Chartered Accountants

COMPILATION REPORT ON
PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of
Energy Metals Corporation

We have read the accompanying unaudited pro-forma consolidated balance sheet of Energy Metals Corporation (the “Company”) as at September 30, 2006 and the unaudited pro-forma consolidated statements of operations for the three months then ended and for the year ended June 30, 2006 and have performed the following procedures:

1.

Compared the figures in the columns captioned “Energy Metals Corporation” to the unaudited consolidated financial statements of the Company as at and for the three months ended September 30, 2006, and to the audited consolidated financial statements of the Company for the year ended June 30, 2006, and found them to be in agreement.

2.

Compared the figures in the columns captioned “High Plains Uranium, Inc. USD” in Notes 4, 5 and 6 to these pro- forma consolidated financial statements to the unaudited interim consolidated financial statements of High Plains Uranium, Inc. as at and for the three month period ended September 30, 2006 and for the periods ended June 30, 2006 and 2005 and to the audited consolidated financial statements for the year ended March 31, 2006 and found the amounts to be in agreement. Recalculated the figures resulting from adding the figures in the column captioned “High Plains Uranium, Inc. USD Year ended March 31, 2006” to the figures in the column captioned “High Plains Uranium, Inc. USD Three month period ended June 30, 2006” and subtracting the figures in the column captioned “High Plains Uranium, Inc. USD Three month period ended June 30, 2005” in Note 5 to these pro-forma consolidated financial statements and found the amounts in the column captioned “High Plains Uranium, Inc. USD Twelve month period ended June 30, 2006” to be arithmetically correct.

3.

Compared the figures in the columns captioned “High Plains Uranium, Inc.” as at and for the three month period ended September 30, 2006 and for the year ended June 30, 2006 to the columns captioned “High Plains Uranium, Inc. CAD” in Notes 4, 5 and 6 and found them to be in agreement.

4.

Compared the figures in the column captioned “Quincy Energy Corp. USD Year ended April 30, 2006” in Note 7 to these pro-forma consolidated financial statements to the audited consolidated financial statements of Quincy Energy Corp. for the year ended April 30, 2006 and found the amounts to be in agreement. Compared the figures in the column captioned “Quincy Energy Corp.” for the year ended June 30, 2006 to the column captioned “Quincy Energy Corp. CAD Year ended April 30, 2006” in Note 7 and found them to be in agreement.

5.	Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

	a)	the basis for determination of the pro-forma adjustments; and

b)

whether the pro-forma consolidated financial statements comply as to form in all material respects with the securities acts of the provinces and territories of Canada (the “Acts”) and the related regulations.

The officials:

	a)	described to us the basis for determination of the pro-forma adjustments; and

b)

stated that the pro-forma consolidated financial statements comply as to form in all material respects with the securities acts of the provinces and territories of Canada (the “Acts”) and the related regulations.

6.	Read the notes to the pro-forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro-forma adjustments.

7.

Recalculated the application of the pro-forma adjustments to the aggregate of the amounts in the columns captioned “Energy Metals Corporation”, “High Plains Uranium, Inc.” and “Quincy Energy Corp.” as at September 30, 2006 and for the three months then ended and for the year ended June 30, 2006, and found the amounts in the column captioned “Pro-forma consolidated” to be arithmetically correct.

Pro-forma consolidated financial statements are based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro-forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro-forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Vancouver, Canada	“Davidson & Company LLP”
December 7, 2006	Chartered Accountants

A Member of SC INTERNATIONAL
1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

ENERGY METALS CORPORATION
PRO-FORMA CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 2006
(Unaudited – See Compilation Report)

	Energy Metals	High Plains		Pro-forma	Pro-forma
	Corporation	Uranium, Inc.	Note 2	Adjustments	Consolidated

ASSETS

Current
Cash and cash equivalents	$35,338,598	$8,074,355		$-	$43,412,953
Short-term investments	41,366,680	2,311,243	(a)	115,204	43,793,127
Receivables	182,100	73,483		-	255,583
Prepaid expenses and deposits	445,162	5,428		-	450,590

	77,332,540	10,464,509		115,204	87,912,253

Long-term investments	10,445,936	30,602	(a)	(10,445,936)	30,602
Reclamation deposits	2,111,523	178,010		-	2,289,533
Property, plant and equipment	10,439,095	139,798		-	10,578,893
Mineral properties	46,790,358	6,857,317	(a)	57,853,645	111,501,320

	$147,119,452	$17,670,236		$47,522,913	$212,312,601

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$434,139	$955,789	(b)	$1,000,000	$2,389,928
Convertible notes	-	5,862,036	(a)	(5,862,036)	-

Asset retirement obligation	934,966	190,697		-	1,125,663
Future income tax liability	10,694,603	-	(a)	20,250,000	30,944,603

	12,063,708	7,008,522		15,387,964	34,460,194

Shareholders' equity
Share capital	148,340,738	12,659,028	(a)	24,247,732	185,247,498
Contributed surplus	6,022,182	3,292,398	(a)	2,597,505	11,912,085
Equity portion of convertible notes	-	2,283,367	(a)	(2,283,367)	-
Commitment to issue shares	1,525,000	-		-	1,525,000
Deficit	(20,832,176)	(7,573,079)	(a)	7,573,079	(20,832,176)

	135,055,744	10,661,714		32,134,949	177,852,407

	$147,119,452	$17,670,236		$47,522,913	$212,312,601

Basis of presentation (Note 1)
Pro-forma transactions (Note 2)
..

The accompanying notes are an integral part of these pro-forma consolidated financial statements.

ENERGY METALS CORPORATION
PRO-FORMA CONSOLIDATED STATEMENT OF OPERATIONS
THREE MONTHS ENDED SEPTEMBER 30, 2006
(Unaudited – See Compilation Report)

	As Reported

	Energy Metals	High Plains		Pro-forma	Pro-forma
	Corporation	Uranium, Inc.	Note 2	Adjustments	Consolidated

EXPENSES

Advertising and promotion	$105,833	$465		$-	$106,298
Amortization	66,341	7,584		-	73,925
Automobile	4,645	-		-	4,645
Bank charges and interest	6,311	30,426	(a)	(26,477)	10,260
Consulting fees	453,032	478,919		-	931,951
Filing and regulatory fees	17,085	14,414		-	31,499
Insurance	58,135	46,041		-	104,176
Management fees	52,500	18,790		-	71,290
Office and miscellaneous	86,593	60,282		-	146,875
Professional fees	356,797	701,659		-	1,058,456
Rent	69,359	12,642		-	82,001
Repairs and maintenance	27,840	413		-	28,253
Salaries and benefits	527,867	245,555		-	773,422
Scanning and maps	79,636	854		-	80,490
Stock-based compensation	1,586,253	266,714		-	1,852,967
Telephone	17,107	8,124		-	25,231
Transfer agent	13,817	8,306		-	22,123
Travel	105,363	52,749		-	158,112

Loss before other items	(3,634,514)	(1,953,937)		26,477	(5,561,974)

OTHER ITEMS
Accretion of convertible debentures	-	(168,418)	(a)	168,418	-
Accretion of reclamation obligation	(19,557)	(2,133)		-	(21,690)
Allowance for decline on marketable
securities	-	(14,322)		-	(14,322)
Dividend income	-	712		-	712
Foreign exchange loss	(65,682)	(32,646)		-	(98,328)
Gain on sale of marketable securities	513,979	536		-	514,515
Loss on sale of fixed assets	-	(1,730)		-	(1,730)
Interest income	788,800	30,619	(a)	(26,477)	792,942

	1,217,540	(187,382)		141,941	1,172,099

LOSS FOR THE PERIOD	$(2,416,974)	$(2,141,319)		$168,418	$(4,389,875)

Basic and diluted loss per share	$(0.04)				$(0.06)

Weighted average number of common
shares (Note 3)	64,695,587				72,744,870

The accompanying notes are an integral part of these pro-forma consolidated financial statements.

ENERGY METALS CORPORATION
PRO-FORMA CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2006
(Unaudited – See Compilation Report)

	As Reported

	Energy Metals	High Plains	Quincy Energy		Pro-forma	Pro-forma
	Corporation	Uranium, Inc.	Corp.	Note 2	Adjustments	Consolidated

EXPENSES

Advertising and promotion	$182,309	$47,777	$133,116		$-	$363,202
Amortization	115,204	20,855	-		-	136,059
Bank charges and interest	28,829	7,577	-		-	36,406
Consulting fees	1,019,274	532,069	753,477		-	2,304,820
Exploration expenditures	-	-	7,466,975	(c)	(7,466,975)	-
Filing and regulatory fees	213,888	108,222	-		-	322,110
Insurance	23,117	51,287	-		-	74,404
Management fees	340,000	69,925	-		-	409,925
Office and miscellaneous	186,918	315,442	567,747		-	1,070,107
Professional fees	937,932	538,545	360,395		-	1,836,872
Rent	96,390	82,117	-		-	178,507
Repairs and maintenance	15,979	5,066	-		-	21,045
Salaries and benefits	638,108	821,861	-		-	1,459,969
Scanning and maps	63,208	33,374	-		-	96,582
Stock-based compensation	2,479,411	649,688	421,688		-	3,550,787
Telephone	46,656	34,203	-		-	80,859
Transfer agent	51,938	3,134	-		-	55,072
Travel	356,409	206,408	-		-	562,817

Loss before other items	(6,795,570)	(3,527,550)	(9,703,398)		7,466,975	(12,559,543)

OTHER ITEMS
Accretion of reclamation obligation	(24,265)	(10,560)	-		-	(34,825)
Allowance for decline on marketable
securities	(212,138)	(77,056)	-		-	(289,194)
Dividend income	-	1,780	-		-	1,780
Foreign exchange gain	82,816	-	712,472		-	795,288
Gain on sale of marketable
securities	33,545	11,386	-		-	44,931
Interest income	1,261,643	249,209	136,885		-	1,647,737

	1,141,601	174,759	849,357		-	2,165,717

Loss before income taxes	(5,653,969)	(3,352,791)	(8,854,041)		7,466,975	(10,393,826)

Future income tax recovery	122,000	-	-		-	122,000

LOSS FOR THE YEAR	$(5,531,969)	$(3,352,791)	$(8,854,041)		$7,466,975	$(10,271,826)

Basic and diluted loss per share	$(0.16)					$(0.20)

Weighted average number of common
Shares (Note 3)	35,328,561					52,278,589

The accompanying notes are an integral part of these pro-forma consolidated financial statements.

ENERGY METALS CORPORATION
NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – See Compilation Report)
SEPTEMBER 30, 2006

1.	BASIS OF PRESENTATION

The accompanying unaudited pro-forma consolidated financial statements of Energy Metals Corporation (“Energy” or the “Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada using the same accounting policies as described in Energy’s annual consolidated financial statements. The unaudited pro-forma consolidated financial statements have been prepared for inclusion in an Information Circular dated December 7, 2006 in conjunction with the acquisition of all of the outstanding common shares of High Plains Uranium, Inc. (“High Plains”) in a share for share exchange with Energy.

The acquisition is subject to acceptance by shareholders of High Plains and certain securities regulatory approvals. In the opinion of management, the pro-forma consolidated financial statements include all adjustments necessary for fair presentation of the transactions as described in Note 2.

The unaudited pro-forma consolidated financial statements are not necessarily indicative of the financial position or results of operations which would have resulted if the acquisition had actually occurred as assumed.

The unaudited pro-forma consolidated financial statements have been derived from and should be read in conjunction with the consolidated financial statements of Energy, High Plains and Quincy Energy Corp. (“Quincy”) as follows:

	a)	the audited consolidated financial statements of Energy for the year ended June 30, 2006;

	b)	the unaudited consolidated financial statements of Energy as at September 30, 2006 and for the three month period then ended;

	c)	the audited consolidated financial statements of High Plains for the year ended March 31, 2006;

	d)	the unaudited consolidated financial statements of High Plains as at September 30, 2006 and for the three month period then ended and for the periods ended June 30, 2006 and 2005;

	e)	the audited consolidated financial statements of Quincy for the year ended April 30, 2006;

The unaudited consolidated financial statements of Energy as at September 30, 2006 and for the three month period then ended include the acquisition of Quincy, which occurred on July 10, 2006. The unaudited pro-forma consolidated balance sheet has been prepared as if the acquisition of High Plains had occurred on September 30, 2006. The unaudited pro-forma consolidated statement of operations have been prepared as if the acquisition of High Plains and Quincy had occurred on July 1, 2005.

ENERGY METALS CORPORATION
NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – See Compilation Report)
SEPTEMBER 30, 2006

1.	BASIS OF PRESENTATION (cont’d…)

The pro-forma consolidated balance sheet has been prepared using the current rate method by converting the High Plains balance sheet into Canadian dollars using the September 30, 2006 exchange rate of 1.1153 Canadian dollar to one United States dollar. The pro-forma consolidated statements of operations have been prepared by converting the operations of High Plains for the three months ended September 30, 2006 and the year ended June 30, 2006 into Canadian dollars using the average exchange rates for the periods of 1.1212 and 1.1629 Canadian dollars to one United States dollar, respectively. The pro-forma consolidated statements of operations have been prepared by converting the operations of Quincy for the year ended June 30, 2006 into Canadian dollars using the average exchange rates for the period of 1.1856 Canadian dollars to one United States dollar.

The unaudited pro-forma consolidated financial statements have been prepared for illustrative purposes only and may not be indicative of the combined entities’ financial position or operating results that would have occurred if the acquisitions had been in effect at the dates indicated. Furthermore, the pro-forma consolidated statements of operations are not necessarily indicative of the operating results that may be obtained by the Company in the future. In addition, the Company has not completed the process of allocating the costs of the acquisition of High Plains to the fair value of assets acquired and liabilities assumed and expects that once it completes this exercise, there may be material adjustments to the preliminary estimates used in preparing these pro-forma consolidated financial statements.

Acquisition of High Plains

Energy and High Plains jointly announced on August 15, 2006 their agreement for Energy to acquire all of the outstanding common shares, options and warrants to purchase common shares of High Plains. On November 15, 2006, a definitive agreement was signed. Under the agreement, Energy will exchange one common share of Energy for 4.5 to 6.2 common shares of High Plains, depending upon the volume-weighted average trading price on the 20 trading days prior to the close of the acquisition. For purposes of these Pro-Forma statements, a conversion rate of 6.2 is used because management considers this exchange rate more likely to occur in light of current events. A total of approximately 7,403,732 Energy common shares is assumed to be issued in the exchange of common shares.

Immediately following the exchange, assuming that all High Plains options and warrants are exchanged and exercised, approximately 83% of Energy’s outstanding common shares would be held by Energy shareholders and 17% would be held by former High Plains shareholders. Energy’s board of directors and management will continue in their positions after the transaction and one person designated by High Plains will be a director of Energy. The corporate office of the combined company will be the headquarters of Energy. As Energy is the acquirer for purposes of applying purchase accounting, High Plains’ assets and liabilities have been restated in the pro-forma consolidated financial statements to reflect their estimated fair values as of the date of the announcement of the proposed acquisition.

ENERGY METALS CORPORATION
NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – See Compilation Report)
SEPTEMBER 30, 2006

2.	PRO-FORMA TRANSACTIONS

Pro-forma assumptions relating to the acquisition of High Plains

a)

Energy issues 7,403,732 common shares to the shareholders of High Plains in exchange for 45,903,141 shares of High Plains. Included in long term investments of the Company as at September 30, 2006 are 2,810,500 common shares of High Plains recorded at $2,445,936. These will be exchanged for 453,306 common shares of Energy and recorded as treasury stock. All of High Plains’ assets and liabilities have been restated where appropriate to reflect estimated fair market values as described in the description of the business combination and basis of presentation using purchase accounting concepts. Fair values of mining properties and the property, plant and equipment are determined based upon management’s estimate. The final allocation of the purchase price and the fair value of High Plains’ assets and liabilities are subject to completion of definitive appraisals which would be carried out following completion of the acquisitions.

The cost of the acquisition is based on the fair market value of the consideration given, estimated to be $54,242,599, of which $36,906,760 is accounted for as an increase to share capital, $5,889,903 is recorded as an increase to contributed surplus, $1,000,000 is recorded as the estimated costs of the transaction and $10,445,936 is accounted for as a reduction of long-term investments for Energy’s cost of investment in High Plains as at September 30, 2006. The deficit and contributed surplus of High Plains are eliminated in purchase accounting.

The preliminary allocation of the purchase price is summarized in the table below. This allocation is subject to change.

Purchase price:
6,950,426 Energy common shares (net of 453,306 treasury shares) issued in exchange for 43,092,641 High Plains common shares outstanding
(net of 2,810,500 shares held in long term investments)	$36,906,760
High Plains shares/debentures held by Energy	10,445,936
Estimated value of High Plains outstanding warrants/options	5,889,903
Estimated transaction cost	1,000,000

$54,242,599
Purchase price allocation:
Cash and cash equivalents	$8,074,355
Short-term investments	2,426,447
Receivables	73,483
Prepaid deposits	5,428
Long-term investments	30,602
Reclamation deposits	178,010
Property, plant and equipment	139,798
Mineral properties	64,710,962
Accounts payable and accrued liabilities	(955,789)
Asset retirement obligation	(190,697)
Future income tax liability	(20,250,000)

Total allocation of purchase price	$54,242,599

ENERGY METALS CORPORATION
NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – See Compilation Report)
SEPTEMBER 30, 2006

2.	PRO-FORMA TRANSACTIONS (Cont’d…)

	b)	Total transaction costs and fees, including advisors, legal, accounting, exchange fees, regulatory fees, and High Plains’ severance costs are estimated to be approximately $1,000,000.

c)

The pro-forma consolidated statement of operations for the year ended June 30, 2006 incorporates the results of operations of Quincy for the period from May 1, 2005 to April 30, 2006 (Note 7). The acquisition of Quincy, accounted for using the purchase method, was completed on July 10, 2006 pursuant to which the Company issued 9,999,602 common shares. As a result, the pro-forma consolidated balance sheet as at September 30, 2006 and for the pro-forma consolidated statement of operations for the three months then ended included the accounts of Quincy. The operations for the period from July 1, 2006 to July 9, 2006 were not significant.

Quincy’s exploration costs for the year ended April 30, 2006 of $7,466,975 had been capitalized as deferred exploration costs to correspond with Energy’s accounting policy.

	d)	No adjustments have been made to reflect expected synergies or cost savings of the proposed merger.

3.	PRO-FORMA LOSS PER SHARE

The pro-forma basic and diluted loss per share has been calculated on the assumption that the 7,403,732 Energy shares issued on acquisition of High Plains and the 9,999,602 Energy shares issued on acquisition of Quincy were issued on the first day of the respective periods.

Three months ended September 30, 2006

	Issued and outstanding Energy
	common shares	Stated value

Weighted average number of Energy common shares	64,695,587	$148,340,738
Additional weighted average number of Energy
common
shares assuming acquisition of Quincy on July 1,
2006	1,098,857	-
Number of Energy common shares issued to High
Plains’
shareholders	7,403,732	39,352,696

Less: treasury stock	(453,306)	(2,445,936)
Pro-forma weighted average number of shares of
Energy	72,744,870	$185,247,498

Pro-forma loss for the period	$(4,389,875)

Pro-forma basic and diluted loss per share	$(0.06)

ENERGY METALS CORPORATION
NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – See Compilation Report)
SEPTEMBER 30, 2006

3.	PRO-FORMA LOSS PER SHARE (cont’d…)

Year ended June 30, 2006

Issued and outstanding
Energy common shares

Weighted average number of Energy common shares	35,328,561
Number of Energy common shares issued on
acquisition of Quincy	9,999,602
Number of Energy common shares issued to High Plains’
shareholders	7,403,732
Less: treasury stock	(453,306)
Pro-forma weighted average number of shares of Energy	52,278,589
Pro-forma loss for the year	$(10,271,826)
Pro-forma basic and diluted loss per share	$(0.20)

ENERGY METALS CORPORATION
NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – See Compilation Report)
SEPTEMBER 30, 2006

4.	HIGH PLAINS URANIUM, INC. – BALANCE SHEET TRANSLATION TO CANADIAN DOLLARS

Balance sheet as at September 30, 2006

	High Plains		High Plains
	Uranium, Inc.		Uranium, Inc.
	USD	Exchange rate	CAD

Cash and cash equivalents	$7,239,626	1.1153	$8,074,355
Short-term investments	2,072,306	1.1153	2,311,243
Receivables	65,886	1.1153	73,483
Prepaid expenses and deposits	4,867	1.1153	5,428

Long-term investments – Sundance Diamonds	27,438	1.1153	30,602
Reclamation deposits	159,607	1.1153	178,010
Property, plant and equipment	125,346	1.1153	139,798
Mineral properties	6,148,406	1.1153	6,857,317

	$15,843,482		$17,670,236

Accounts payable and accrued liabilities	$856,979	1.1153	$955,789
Convertible debentures	5,256,017	1.1153	5,862,036
Asset retirement obligation	170,983	1.1153	190,697

	6,283,979		7,008,522

Share capital	11,350,334	1.1153	12,659,028
Contributed surplus	2,952,029	1.1153	3,292,398
Convertible option	2,047,312	1.1153	2,283,367
Deficit	(6,790,172)	1.1153	(7,573,079)

	9,559,503		10,661,714

	$15,843,482		$17,670,236

ENERGY METALS CORPORATION
NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – See Compilation Report)
SEPTEMBER 30, 2006

5.	HIGH PLAINS URANIUM, INC. – STATEMENT OF OPERATIONS FOR THE TWELVE MONTH PERIOD ENDED JUNE 30, 2006 TRANSLATION TO CANADIAN DOLLARS

Statement of operations for the year ended June 30, 2006

	High Plains		High Plains
	Uranium, Inc.		Uranium, Inc.
	USD	Exchange rate	CAD
	Twelve month		Twelve month
	period ended		period ended
	June 30, 2006		June 30, 2006

EXPENSES
Advertising and promotion	$41,084	1.1629	$47,777
Amortization	17,934	1.1629	20,855
Bank charges and interest	6,516	1.1629	7,577
Consulting fees	457,536	1.1629	532,069
Filing and regulatory fees	93,062	1.1629	108,222
Insurance	44,103	1.1629	51,287
Management fees	60,130	1.1629	69,925
Office and miscellaneous	271,255	1.1629	315,442
Professional fees	463,105	1.1629	538,545
Rent	70,614	1.1629	82,117
Repairs and maintenance	4,356	1.1629	5,066
Salaries and benefits	706,734	1.1629	821,861
Scanning and maps	28,699	1.1629	33,374
Stock-based compensation	558,679	1.1629	649,688
Telephone	29,412	1.1629	34,203
Transfer agent	2,695	1.1629	3,134
Travel	177,494	1.1629	206,408

Loss before other items	(3,033,408)		(3,527,550)

OTHER ITEMS
Accretion of reclamation obligation	(9,081)	1.1629	(10,560)
Allowance for decline on marketable securities	(66,262)	1.1629	(77,056)
Dividend income	1,531	1.1629	1,780
Gain (loss) on sale of marketable securities	9,791	1.1629	11,386
Interest income	214,300	1.1629	249,209

	150,279		174,759

LOSS FOR THE YEAR	$(2,883,129)		$(3,352,791)

ENERGY METALS CORPORATION
NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – See Compilation Report)
SEPTEMBER 30, 2006

5.	HIGH PLAINS URANIUM, INC. – STATEMENT OF OPERATIONS FOR THE TWELVE MONTH PERIOD ENDED JUNE 30, 2006 TRANSLATION TO CANADIAN DOLLARS (cont’d…)

Statement of operations for the twelve month period ended June 30, 2006 in USD

	(A)	(B)	(C)	(A + B - C)
	High Plains	High Plains	High Plains	High Plains
	Uranium, Inc.	Uranium, Inc.	Uranium, Inc.	Uranium, Inc.
	USD	USD	USD	USD
	Year ended	Three month	Three month	Twelve month
	March 31,	period ended	period ended	period ended
	2006	June 30, 2006	June 30, 2005	June 30, 2006

EXPENSES
Advertising and promotion	$24,435	$16,649	$-	$41,084
Amortization	12,405	6,764	1,235	17,934
Bank charges and interest	23,696	772	17,952	6,516
Consulting fees	689,525	137,140	369,129	457,536
Filing and regulatory fees	83,667	13,895	4,500	93,062
Insurance	40,104	10,493	6,494	44,103
Management fees	44,547	15,583	-	60,130
Office and miscellaneous	259,556	58,750	47,051	271,255
Professional fees	421,863	267,523	226,281	463,105
Rent	63,298	20,946	13,630	70,614
Repairs and maintenance	4,704	757	1,105	4,356
Salaries and benefits	516,809	223,140	33,215	706,734
Scanning and maps	31,340	4,282	6,923	28,699
Stock-based compensation	577,301	108,978	127,600	558,679
Telephone	31,210	6,248	8,046	29,412
Transfer agent	13,721	2,069	13,095	2,695
Travel	199,238	61,306	83,050	177,494

Loss before other items	(3,037,419)	(955,295)	(959,306)	(3,033,408)

OTHER ITEMS
Accretion of convertible notes	(9,294)	-	(9,294)	-
Accretion of reclamation obligation	(7,200)	(1,881)	-	(9,081)
Allowance for decline on marketable securities	(138,310)	(952)	(73,000)	(66,262)
Dividend income	1,008	570	47	1,531
Gain (loss) on sale of marketable securities	9,282	509	-	9,791
Interest income	184,456	44,177	14,333	214,300

	39,942	42,423	(67,914)	150,279

LOSS FOR THE PERIOD	$(2,997,477)	$(912,872)	$(1,027,220)	$(2,883,129)

ENERGY METALS CORPORATION
NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – See Compilation Report)
SEPTEMBER 30, 2006

6.	HIGH PLAINS URANIUM, INC. – STATEMENT OF OPERATIONS FOR THE THREE MONTH PERIOD TRANSLATION TO CANADIAN DOLLARS

Statement of operations for the three month period ended September 30, 2006:

	High Plains		High Plains
	Uranium, Inc.		Uranium, Inc.
	USD	Exchange rate	CAD
	Three month		Three month
	period ended		period ended
	September 30,		September 30,
	2006		2006

EXPENSES
Advertising and promotion	$415	1.1212	$465
Amortization	6,764	1.1212	7,584
Bank charges and interest	27,137	1.1212	30,426
Consulting fees	427,149	1.1212	478,919
Filing and regulatory fees	12,856	1.1212	14,414
Insurance	41,064	1.1212	46,041
Management fees	16,759	1.1212	18,790
Office and miscellaneous	53,766	1.1212	60,282
Professional fees	625,811	1.1212	701,659
Rent	11,275	1.1212	12,642
Repairs and maintenance	368	1.1212	413
Salaries and benefits	219,011	1.1212	245,555
Scanning and maps	762	1.1212	854
Stock-based compensation	237,883	1.1212	266,714
Telephone	7,246	1.1212	8,124
Transfer agent	7,408	1.1212	8,306
Travel	47,047	1.1212	52,749

Loss before other items	(1,742,721)		(1,953,937)

OTHER ITEMS
Accretion of convertible notes	(150,212)	1.1212	(168,418)
Accretion of reclamation obligation	(1,902)	1.1212	(2,133)
Allowance for decline on marketable securities	(12,774)	1.1212	(14,322)
Dividend income	635	1.1212	712
Foreign exchange loss	(29,117)	1.1212	(32,646)
Gain (loss) on sale of marketable securities	478	1.1212	536
Gain (loss) on sale of fixed assets	(1,543)	1.1212	(1,730)
Interest income	27,309	1.1212	30,619
	(167,126)		(187,382

LOSS FOR THE PERIOD	$(1,909,847)		$(2,141,319)

ENERGY METALS CORPORATION
NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – See Compilation Report)
SEPTEMBER 30, 2006

7.	QUINCY ENERGY CORP. – STATEMENT OF OPERATIONS FOR THE TWELVE MONTH PERIOD TRANSLATION TO CANADIAN DOLLARS

Statement of operations for the year ended April 30, 2006

	Quincy Energy		Quincy Energy
	Corp.		Corp.
	USD		CAD
	Year ended		Year ended
	April 30, 2006	Exchange rate	April 30, 2006

EXPENSES
Advertising and promotion	$112,277	1.1856	$133,116
Amortization	-		-
Bank charges and interest	-		-
Consulting fees	635,524	1.1856	753,477
Exploration expenditures	6,298,056	1.1856	7,466,975
Filing and regulatory fees	-		-
Insurance	-		-
Management fees	-		-
Office and miscellaneous	478,869	1.1856	567,747
Professional fees	303,977	1.1856	360,395
Rent	-		-
Repairs and maintenance	-		-
Salaries and benefits	-		-
Scanning and maps	-		-
Stock-based compensation	355,675	1.1856	421,688
Telephone	-		-
Transfer agent	-		-
Travel	-		-
Loss before other items	(8,184,378)		(9,703,398)

OTHER ITEMS
Accretion of convertible notes	-		-
Accretion of reclamation obligation	-		-
Allowance for decline on marketable securities	-		-
Dividend income	-		-
Foreign exchange gain	600,938	1.1856	712,472
Gain on sale of marketable securities	-		-
Gain on sale of fixed assets	-		-
Interest income	115,456	1.1856	136,885
	716,394		849,357
LOSS FOR THE YEAR	$(7,467,984)		$(8,854,041)